Exhibit 3.1

Amendment to
Amended and Restated Bylaws of
Rural Cellular Corporation

On August 1, 2008, the board of directors of Rural Cellular Corporation passed a resolution amending and restating Section 5.01 of the Amended and Restated Bylaws of the Company, as amended through May 3, 2007, in its entirety as follows:

“Section 5.01.  Uncertificated and Certificated Shares.  Except as otherwise provided in this Article V or as may be provided in a resolution approved by the Board of Directors, the shares of the corporation’s Class A Common Stock shall be uncertificated shares beginning on May 31, 2007.  Notwithstanding the foregoing, shares of Class A Common Stock represented by a certificate issued prior to May 31, 2007, shall be certificated shares until such certificate is surrendered to the corporation.  After May 31, 2007, any shares of Class A Common Stock that are, pursuant to a Board resolution, represented by a certificate shall be issued only in connection with a private placement of such shares and shall not be transferable unless such certificate is first surrendered to the corporation for reissue of the shares as uncertificated shares, which reissuance shall be effected as promptly as practicable and at no expense to the holder of such certificate.  Shares of other classes and series of the corporation’s capital stock may be either certificated or uncertificated, as may be determined from time to time by a resolution of the Board of Directors.”